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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1


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                               FORE Systems, Inc.
                           (Name of Subject Company)

                               FORE Systems, Inc.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  34 5449 102
                     (Cusip Number of Class of Securities)

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                                 THOMAS J. GILL
                     President and Chief Executive Officer
                               FORE Systems, Inc.
                                1000 FORE Drive
                      Warrendale, Pennsylvania 15086-7502
                                 (724) 742-4444
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

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                                   Copies to:

     CHRISTOPHER H. GEBHARDT, ESQ.               MARLEE S. MYERS, ESQ.
 Vice President, Corporate Counsel and        Morgan, Lewis & Bockius LLP
               Secretary                     One Oxford Centre, 32nd Floor
           FORE Systems, Inc.             Pittsburgh, Pennsylvania 15219-1417
            1000 FORE Drive                          (412) 560-3300
  Warrendale, Pennsylvania 15086-7502
             (724) 742-4444

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  This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed with the Securities and Exchange Commission on April 30, 1999.

  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 6. Recent Transactions and Intent with Respect to Securities.

  Item 6 is hereby amended and restated in its entirety to read as follows:

  (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  The Compensation Committee of the Board ratified the following option grants on March 15, 1999 by unanimous written consent: (1) an option to Robert C. Musslewhite, the Company's Senior Vice President, Corporate Planning, to purchase 200,000 shares of Common Stock at an exercise price of $14.313 per share effective March 1, 1999; (2) an option to J. Niel Viljoen, the Company's Senior Vice President and General Manager, Service Provider Business Unit, to purchase 200,000 shares of Common Stock at an exercise price of $14.313 per share effective March 1, 1999; (3) an option to Kevin E. Nigh, the Company's Senior Vice President, Worldwide Engineering, to purchase 200,000 shares of Common Stock at an exercise price of $13.438 per share effective November 17, 1998; and (4) an option to Donal M. Byrne, the Company's Senior Vice President, Corporate Marketing, to purchase 300,000 shares of Common Stock at an exercise price of $13.438 per share effective November 17, 1998.

  The Compensation Committee of the Board ratified the following option grants on April 7, 1999: (1) an option to Bruce E. Haney, the Company's Senior Vice President and Chief Financial Officer, to purchase 100,000 shares of Common Stock at an exercise price of $20.563 per share effective April 1, 1999; (2) an option to Robert D. Sansom, the Company's Senior Vice President and Chief Technology Officer and a Director, to purchase 50,000 shares of Common Stock at an exercise price of $20.563 per share effective April 1, 1999; (3) an option to Thomas J. Gill, the Company's President and Chief Executive Officer and a Director, to purchase 150,000 shares of Common Stock at an exercise price of $16.50 per share effective February 8, 1999 (the applicable annual review date with respect to the compensation of Mr. Gill); and (4) an option to Ronald E. McKenzie, the Company's Senior Vice President and General Manager, Volume Products Business Unit, to purchase 100,000 shares of Common Stock at an exercise price of $14.313 effective March 1, 1999.

  Executive officers of the Company who participated in the Company's Employee Stock Purchase Plan in the offering period from January 1, 1999 to March 31, 1999 each purchased 330 shares of Common Stock pursuant to the plan.

  In the week commencing May 17, 1999, three actions were filed in the Court of Chancery of the State of Delaware against the Company. The complaints also name as defendants five current directors of the Company and one former director, who is erroneously designated in such complaints as being a member of the Board. The complaints purport to assert claims on behalf of all persons, other than the defendants, who own securities of the Company. The complaints allege that the individual defendants breached their fiduciary duties to the Company's public stockholders and violated Delaware law as a result of the grant of certain options to senior executives of the Company. The complaints seek class certification and other relief, including a declaration that the grant of such options was improper, an award to class members of their proportionate interest in the payment to the holders of such options, a direction to the holders of such options to hold the payment with respect thereto in a constructive trust for the benefit of the class, and an award of costs and disbursements of the action, including attorneys' fees.

  The Company believes that the allegations in the complaints are completely without merit and intends to contest these actions vigorously.


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  On May 19, 1999, a complaint was filed in the United States District Court for the Western District of Pennsylvania against GEC, p.l.c., the Company and certain senior executives of the Company (the "Management Defendants"). The complaint purports to assert claims on behalf of the public stockholders of the Company (other than the defendants and their respective affiliates and representatives). The complaint alleges that the defendants violated the federal securities laws and the common law of Pennsylvania as a result of the grant of certain options to the Management Defendants following the commencement of discussions with GEC, p.l.c., regarding the sale of the Company. The complaint seeks class certification, an award of damages resulting from the alleged violations of the federal securities laws, an award of attorneys' and other fees and disbursements, and other relief, including barring the Management Defendants from further participation in a public corporation.

  The Company believes that the allegations in the complaint are completely without merit and intends to contest the action vigorously.


  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Stockholder Agreement, the Founding Stockholders have agreed, if so directed by Purchaser, to tender into the Offer approximately 4.2% of the Shares outstanding and to sell to Purchaser any Shares not tendered at a price per Share equal to the Offer Price. Each Founding Stockholder has granted Purchaser an option to purchase in certain circumstances all the Shares owned by such stockholder.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   FORE Systems, Inc.

                                                   /s/ Thomas J. Gill
                                          By: ________________________________
                                                      President and
                                                 Chief Executive Officer

Dated: May 24, 1999

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